November 20, 2012
Via E-Mail
and Via EDGAR

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Trinity Industries, Inc.
Form 10-K for the year ended December 31, 2011
Filed February 16, 2012
File No. 001-06903

Dear Ms. Cvrkel:

Trinity Industries, Inc. (the "Company") is submitting its response to the comments regarding the Company's Form 10-K for the year ended December 31, 2011 set forth in the letter from the Securities and Exchange Commission (“SEC") dated October 30, 2012.

The staff's comments are set forth below and the Company's responses are set forth after the staff comments. The Company will include the changes discussed in each item below beginning with Form 10-K for the year ended December 31, 2012 which will be filed in February 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1.
SEC Comment: We note no discussion of cost of revenues and operating costs. Given the significance of such costs to your results of operations for each period presented as well as the size of your operations, please revise and expand your MD&A in future filings to separately quantify and discuss factors responsible for changes in the levels of the Company's cost of revenues and other material operating costs, such as selling, general & administrative, at both the consolidated and the segment level during all periods presented in the Company's financial statements as required by Item 303 of Regulation S-K. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant component of costs comprising cost of revenues and operating costs that caused cost of revenues to materially vary (or not vary when expected to). In this regard we believe materiality should be assessed in relation to operating profit. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of revenues and operating costs and resultant operating profit. Please note that even when total amounts of costs of revenues or operating costs do not materially vary from period to period, the impacts of material variances in components of cost of revenues or operating costs that offset each other should be separately disclosed, quantified, and discussed (not netted).

Response: The disclosures made in our Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), with respect to our manufacturing segments, have been focused on the primary drivers which most affect revenue and profitability - volume, product mix, and production efficiency. Additionally, when significant, we include in our disclosures, the effects of certain “non-recurring” events such as gains/losses from asset sales, casualty losses, and claims and litigation. Over time, we have provided additional information in our MD&A, including quantification where meaningful and practical and where such quantification does not expose the Company to a competitive disadvantage, in order to address investor responses and inquiries. For example, in our Form 10-Q for the quarter ended June 30, 2012, we commenced the inclusion of tabular information in our Rail Group segment disclosing changes in the railcar backlog by number of railcars for all relevant periods and in the Form 10-Q for the quarter ended September 30, 2012, we disclosed production capacity repositioning operating and capital costs that were significant to understanding our operating performance. During 2010 and 2011, we provided additional information regarding the effects on operating profit of non-recurring gains/costs resulting from flood-related casualty losses incurred by our Inland Barge segment, presented in tabular format when appropriate. Finally, with respect to our Railcar Leasing and Management Services Group (“Leasing Group”), our most significant segment in terms of operating profit, we disclose the significant components of cost of revenues - depreciation, interest and rent expense, and gains/losses from railcar sales from the lease fleet in our footnotes to the consolidated financial statements. Currently, the gains/losses from railcar sales from the lease fleet are included in our MD&A disclosures.
In all future filings, with respect to our Leasing Group, we will include interest, rent, and, on an annual basis, depreciation expense information in our MD&A disclosures as well as our footnotes as highlighted in Exhibit 1. We will disclose Leasing Group depreciation expense annually in our MD&A disclosures as it is disclosed in our annual segment information footnote. Additionally, with respect to our manufacturing segments, we will provide additional disclosures with respect to operating cost components for each segment as highlighted in our example table in Exhibit 2 accompanied by appropriate explanations. We will also continue to improve and enhance MD&A disclosure overall and at the segment level, including quantification and the use of tables where appropriate, when we believe such additional disclosures are meaningful to investors in all future filings.

2.
SEC Comment: Also, given the potential for differing or offsetting results in your various segments, we encourage you to also provide the above disclosures at the segment level. At a minimum, we believe your segment disclosures would be more meaningful if cost of revenues and operating costs, were disclosed for each segment as appropriate, so that investors may readily see the relative magnitude of changes in these costs.

While revising your disclosures, we encourage you to consider the following revisions as set forth in section III.A of FR-72. We believe these revisions will improve your disclosures by making them more user-friendly and clear. Specifically:
•Use tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
•Refocus the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above.

As part of your response, please provide us with examples of your intended disclosures.

Response: In all future filings, we will continue to add disclosures where meaningful, including in tabular form, where such disclosure improves the investor's ability to understand the Company's operating performance for the period. For additional information, see response to Item 1 above and the Exhibits referenced.

Audited Financial Statements

Consolidated Statements of Operations, page 45

3.
SEC Comment: We note from your disclosure in Note 4 that the Railcar Leasing and Management Services Group provides fleet management, maintenance, and leasing services. If you have bundled the leasing revenue and maintenance service revenue components of your full-service lease contracts within Leasing revenue, please tell us the amount of revenue that relates to the maintenance activities for each of the years in which a statement of operations is provided. Please note that Rule 5-03(b)(1)(c)-(d) of Regulation S-X, provides for a separate presentation of income from rentals and revenues from services, if each of these types of revenue exceed 10% of consolidated revenues. In addition, if material, the direct costs and expenses associated with the leasing (rental) and service activities should also be presented separately in accordance with Rule 5-03(b)(2) of Regulation S-X. Please revise or advise, as appropriate.

Response: Revenue from maintenance services amounts to approximately 2%, 3%, and 2% of consolidated revenues for the years ended 2011, 2010, and 2009, respectively. In all future filings, if revenue from maintenance services exceeds 10% of consolidated revenues, we will make the appropriate disclosures required by Rule 5-03(b).

Statements of Cash Flows, page 47

4.
SEC Comment: We note that the detail of the components in net cash provided by operating activities includes the line item titled "other." In light of the significance of this amount to total net cash provided by operating activities for the year ended December 31, 2011, please tell us and disclose in future filings, the nature of the significant items included in this amount.

Response: The line item “Other” totaling $19.3 million for the year ended December 31, 2011 primarily consisted of non-cash interest expense in the amount of $18.6 million primarily comprised of 1) reclassification adjustments related to unrealized losses on derivative financial instruments and 2) amortization of convertible debt discount. In future filings, we will disclose non-cash interest expense as a separate line item included in net cash provided or required by operating activities.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

Please let me know if you have any further question after reviewing the Company's responses. You can reach me at 214-589-8412.

Very truly yours,

/s/ James E. Perry

James E. Perry
Senior Vice President and Chief Financial Officer

cc:	Timothy R. Wallace - Chairman, Chief Executive Officer, and President
Leldon E. Echols - Trinity Industries, Inc. Audit Committee Chairman
S. Theis Rice - Senior Vice President, Human Resources and Chief Legal Officer
Mary E. Henderson - Vice President, Chief Accounting Officer, and Controller

Exhibit 1 - Example of Additional Disclosure in Leasing Group Segment MD&A

	Year Ended December 31,			Percent Change
	2011	2010	2009	2011 versus 2010	2010 versus 2009
	($ in millions)
Revenues:
Wholly-owned subsidiaries:
Leasing and management	$375.1	$345.4	$329.3	8.6%	4.9%
Railcar sales	59.4	3.1	40.9	*	*
	434.5	348.5	370.2	24.7%	(5.9)%
TRIP Holdings:
Leasing and management	117.5	116.0	—	1.3%	—
Railcar sales(1)	—	—	—	—	—
	117.5	116.0	—	1.3%	—
Total revenues	$552.0	$464.5	$370.2	18.8%	25.5%

Operating profit:
Wholly-owned subsidiaries:
Leasing and management	$156.3	$131.7	$128.5
Railcar sales:
Railcars owned one year or less at the time of sale	13.2	0.2	2.1
Railcars owned more than one year at the time of sale	11.8	6.6	18.4
	181.3	138.5	149.0
TRIP Holdings:
Leasing and management	68.8	68.5	—
Railcar sales:
Railcars owned one year or less at the time of sale	—	—	—
Railcars owned more than one year at the time of sale	4.4	—	—
	73.2	68.5	—
Total operating profit	$254.5	$207.0	$149.0

Operating profit margin:
Leasing and management	45.7%	43.4%	39%
Railcar sales	*	*	*
Total operating profit margin	46.1%	44.6%	40.2%

Depreciation, interest and rent expense:
Depreciation expense	$115.7	$112.6	$82.4
Rent expense	$48.6	$48.6	$46.7
Interest expense:
Wholly-owned subsidiaries	$101.3	$91.7	$80.1
TRIP Holdings:
External	53.1	46.9	—
Intercompany	6.4	—	—
	59.5	46.9	—
Total interest expense	$160.8	$138.6	$80.1

Fleet utilization:
Wholly-owned subsidiaries	99.3%	99.3%	97.8%
TRIP Holdings	99.9%	99.9%	—
Total Fleet	99.5%	99.4%	97.8%
*not meaningful

Exhibit 2 - Example of Additional Disclosure in Manufacturing Segment MD&A

Rail Group

	Year Ended December 31,			Percent Change
	2011	2010	2009	2011 versus 2010	2010 versus 2009
	($ in millions)
Revenues:
Rail	$1,105.5	$391.9	$776.8	182.1%	(49.5)%
Components	169.2	130.2	118.5	30.0%	9.9%
Total revenues	1,274.7	522.1	895.3	144.1%	(41.7)%

Operating costs:
Cost of revenues	xxx.xx	xxx.x	xxx.x
Selling, engineering, and administrative costs	xx.x	xx.x	xx.x
Property disposition losses/(gains)	x.x	x.x	x.x
Operating profit (loss)	$77.3	$1.5	$(355.9)
Operating profit (loss) margin	6.1%	0.3%	(39.8)%